JPMORGAN TRUST I

JPMORGAN TRUST II

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 26, 2024

Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-4236) and J.P. Morgan Mutual Fund Investment Trust (File No. 811-5526) (each, a “Trust”, and collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on July 15, 2024, with respect to the preliminary proxy statement filed on behalf of the Trusts on July 5, 2024 (the “Preliminary Proxy Statement”). For your convenience, we have restated your comment below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Preliminary Proxy Statement. Except as otherwise noted below, we will incorporate the changes referenced below into the definitive proxy statement for the Trusts.

Comment 1: Please confirm that all blanks and bracketed information in the Preliminary Proxy Statement will be filled in.

Response: The Trusts confirm that all blanks and bracketed information will be filled in prior to the filing of the definitive proxy statement.

Comment 2: In the subsection titled “Adjournment,” under “Voting Information,” the disclosure explains that, “[i]n the event of an adjournment, no further notice is needed other than an announcement at the Meeting to be adjourned if the adjourned meeting is held within 60 days from the date of the Meeting.” Please confirm each Trust has the authority to forego this notice requirement in the applicable by-laws.

Response: The Trusts confirm that each Trust’s by-laws state that notice of adjournment of a shareholders’ meeting to another time or place need not be given, if such time and place are announced at the meeting at which adjournment is taken and the adjourned meeting is held within a reasonable time after the date set for the original meeting.

Comment 3: Under the Proposal it is disclosed that “[w]hile the change to a non-diversified company classification may allow for the potential for greater risk taking by a Fund, the portfolio management team currently intends to manage the Fund’s using the substantially similar risk and volatility guidelines it has used managing the Fund while it has been classified as a diversified company.” The Staff believes that this is an important point that should be included in the Questions and Answers Section of the Definitive Proxy Statement.

Response: The existing Q&A item in the Question and Answers Section will be revised as follows:

Q.   How would approval of the Proposal impact the day-to-day management of the Fund?

A.   While approval of the Proposal would provide each Fund’s portfolio management team with greater long-term flexibility in executing its investment strategy by allowing increased exposures to certain holdings, and may allow for the potential for greater risk, it is not otherwise expected to affect the way the Funds are currently managed. The investment objective and investment strategies for each Fund will not change due to approval of the Proposal and the portfolio management teams currently intend to manage each Fund using the substantially similar risk and volatility guidelines it has used managing such Fund while they have been classified as diversified. In addition, while each Fund’s fundamental investment policy on diversification would be eliminated, all other fundamental investment policies will remain unchanged.

Comment 4: The Staff notes the disclosure states, “[i]n the event that the necessary quorum to transact business or the vote required to approve the Proposal is not obtained by the date of the Meeting, a person named as proxy may propose one or more adjournments of the Meeting for a reasonable period or periods to permit further solicitation of proxies.” Per Rule 14a-4 of the Securities Exchange Act of 1934, the Staff requests the Trusts add a separate proposal to adjourn the special meeting if a quorum is present but sufficient votes to approve the proposal are not received.

Response: The Trusts acknowledge the Staff’s comment and respectfully decline to add a separate proposal. The Trusts believe that the adjournment or postponement of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. The Proxy Statement explicitly states that “[i]n the event that the necessary quorum to transact business or the vote required to approve the Proposal is not obtained by the date of the Meeting, a person named as proxy may propose one or more adjournments of the Meeting for a reasonable period or periods to permit further solicitation of proxies.” The Trusts believe that this process does not confer discretionary authority to the persons named as proxies with respect to adjournment and that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation.

The Trusts in any event believe that adjournment of a meeting to a future date is a matter incident to the conduct of a meeting and, even if the proxies were deemed to confer discretionary authority to vote for adjournments, that would be permitted under Rule 14a-4(c).

Comment 5: The Staff notes that the aggregate costs of the Meeting, including the costs of preparing, assembling, mailing and transmitting proxy materials and of soliciting proxies on behalf of the Board, are estimated to be approximately $9,796,663. Please confirm this amount.

Response: The Trusts have reconfirmed that the original estimate provided in the Preliminary Proxy Statement was correct; However, the Trusts have received a slightly adjusted estimate and the disclosure in the VOTING INFORMATION – Method of Solicitation Section will be revised as follows:

The aggregate costs of the Meeting, including the costs of preparing, assembling, mailing and transmitting proxy materials and of soliciting proxies on behalf of the Board, are estimated not to exceed $9,500,000 and will be borne by the Funds.

Should members of the Staff have any questions or comments concerning this letter, please contact the undersigned at (646) 281-6221 or kiesha.astwood-smith@jpmchase.com.

Sincerely,

/s/ Kiesha T. Astwood-Smith
Kiesha T. Astwood-Smith

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